UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-6028

Jefferson-Pilot Corporation TeamShare Plan
(Exact name of registrant as specified in its charter)
1500 Market Street, Suite 3900 Center Square West Tower Philadelphia, PA 19102 (215) 448-1400
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Plan Interests in TeamShare Plan
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) [ ]	Rule 12h-3(b)(1)(i) [x]
Rule 12g-4(a)(1)(ii) [ ]	Rule 12h-3(b)(1)(ii) [ ]
Rule 12g-4(a)(2)(i) [ ]	Rule 12h-3(b)(2)(i) [ ]
Rule 12g-4(a)(2)(ii) [ ]	Rule 12h-3(b)(2)(ii) [ ]
Rule 15d-6 [ ]

Approximate number of holders of record as of the certification or notice date: 0*

* The TeamShare Plan was merged into Lincoln National Corporation's Employees' Saving's and Profit-Sharing Plan.

SIGNATURE

THE PLAN: Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Lincoln National Corporation Employees' Savings and Profit-Sharing Plan (the successor to the Jefferson-Pilot Corporation TeamShare Plan) has duly caused this certification/notice to be signed on its behalf by the undersigned hereunto duly authorized.

Lincoln National Corporation Employees' Savings and Profit-Sharing Plan
By: /s/William David
Date: October 19, 2006
Plan Administrator